UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 17)*

Rollins, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

775711 10 4

(CUSIP Number)

W. Keith Wilkes, Jr.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Eric Orsic

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

9/6/2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775711 10 4	Page 1 of 21

1	Name of Reporting Person Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 180,238,857(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 180,238,857(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,238,857(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 37.2 percent(2)
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 164,581,449 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 8,731,599 shares held by Rollins Holding Company, Inc., a Georgia corporation (the GWR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

(2)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 2 of 21

1	Name of Reporting Person R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 180,238,857(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 180,238,857(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,238,857(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 37.2 percent(2)
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 164,581,449 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 8,731,599 shares held by Rollins Holding Company, Inc., a Georgia corporation (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

(2)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 3 of 21

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 164,581,449
8	Shared Voting Power 6,925,809(1)
9	Sole Dispositive Power 164,581,449
10	Shared Dispositive Power 6,925,809(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 171,507,258(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 35.4 percent(2)
14	Type of Reporting Person CO

(1)	Includes the following shares of Common Stock: (a) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (c) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

(2)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 4 of 21

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,408,736
8	Shared Voting Power 10,470,275(1)
9	Sole Dispositive Power 5,408,736
10	Shared Dispositive Power 10,470,275(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,879,011(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.3 percent(2)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 8,623,716 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 161,228 shares held by thirteen family trusts (the “1976 RRR Trusts”) which are trusts benefiting the grandchildren and more remote descendants of his deceased brother, R. Randall Rollins (Gary W. Rollins is a trustee of each such trust); (c) 959,538 shares held by seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, R. Randall Rollins; and (d) 701,034 shares held by the R. Randall Rollins 2012 Trust. (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Gary W. Rollins has the ability to assert control within sixty days.) Also includes 24,759 shares held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

(2)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 5 of 21

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 8,731,599
8	Shared Voting Power 0
9	Sole Dispositive Power 8,731,599
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,731,599
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.8 percent(1)
14	Type of Reporting Person CO

(1)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 6 of 21

1	Name of Reporting Person Timothy C. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 391,384
8	Shared Voting Power 5,691,906(1)
9	Sole Dispositive Power 391,384
10	Shared Dispositive Power 5,691,906(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,083,290(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.3 percent(2)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which he is a co-trustee, (b) 138,964 shares of Common Stock held by his spouse, (c) 94,053 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee, and (d) 45,821 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account..

(2)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 7 of 21

1	Name of Reporting Person Amy R. Kreisler
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 391,844
8	Shared Voting Power 5,621,269(1)
9	Sole Dispositive Power 391,844
10	Shared Dispositive Power 5,621,269(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,113(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(2)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director, (b) 94,053 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee, and (c) 64,869 shares of Common Stock held in two family trusts (the “JPR Trusts”) of which she is the sole trustee. Also includes 49,279 shares held by her spouse.

(2)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 8 of 21

1	Name of Reporting Person Pamela R. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 490,049
8	Shared Voting Power 5,507,121(1)
9	Sole Dispositive Power 490,049
10	Shared Dispositive Power 5,507,121(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,997,170(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent(2)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 5,413,068 shares of Common Stock held in a charitable trust of which she is a co-trustee and (b) 94,053 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee.

(2)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 9 of 21

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,945,035
8	Shared Voting Power 0
9	Sole Dispositive Power 3,945,035
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,035
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.8 percent(1)
14	Type of Reporting Person OO

(1)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 10 of 21

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,235,811
8	Shared Voting Power 0
9	Sole Dispositive Power 2,235,811
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,811
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent(1)
14	Type of Reporting Person OO

(1)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Company.

CUSIP No. 775711 10 4	Page 11 of 21

1	Name of Reporting Person The Margaret H. Rollins 2014 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,074,736
8	Shared Voting Power 0
9	Sole Dispositive Power 1,074,736
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,736
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 percent(1)
14	Type of Reporting Person IN

(1)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Issuer.

CUSIP No. 775711 10 4	Page 12 of 21

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 744,963
8	Shared Voting Power 0
9	Sole Dispositive Power 744,963
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,963
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 Percent(1)
14	Type of Reporting Person OO

(1)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Issuer.

CUSIP No. 775711 10 4	Page 13 of 21

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 319,782
8	Shared Voting Power 0
9	Sole Dispositive Power 319,782
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 319,782
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent(1)
14	Type of Reporting Person PN

(1)	The percentage ownership is based upon 492,820,761 shares of Common Stock issued and outstanding as of July 17, 2023 and further reflects the completion of the sale of 44,509,814 shares of Common Stock by LOR, Inc. in the Secondary Offering and the repurchase of 8,724,100 shares of Common Stock by the Issuer.

CUSIP No. 775711 10 4	Page 14 of 21

Item 1.	Security and Issuer

This Amendment No. 17 to Schedule 13D relates to the Common Stock, $1.00 par value (the “Common Stock”), of Rollins, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16, 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, Amendment No. 8 filed on November 15, 2010, Amendment No. 9 filed on July 2, 2020, Amendment No. 10 filed on August 21, 2020, Amendment No. 11 filed on December 9, 2020, Amendment No. 12 filed on June 9, 2022, Amendment No. 13 filed on August 26, 2022, Amendment No. 14 filed on December 5, 2022, Amendment No. 15 filed on December 13, 2022 and Amendment No. 16 filed on June 5, 2023 (collectively the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.

Atlanta, Georgia 30324

Item 2.	Identity and Background

1.	(a)	Gary W. Rollins is a reporting person filing this statement.

(b)	His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)	His principal occupation is Chairman of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)	None.

(e)	None.

(f)	United States.

2.	(a)	Amy R. Kreisler is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 775711 10 4	Page 15 of 21

3.	(a)	Pamela R. Rollins is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

4.	(a)	Timothy C. Rollins is a reporting person filing this statement.

(b)	1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

5.	RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)	None.

(e)	None.

6.	The RRR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)	None.

(e)	None.

7.	The GWR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 16 of 21

8.	LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

9.	RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

10.	Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

11.	RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 17 of 21

12.	2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)	None.

(e)	None.

13.	(a)	Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)	His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)	None.

(e)	None.

(f)	United States.

14.	(a)	Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)	His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 775711 10 4	Page 18 of 21

15.	Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)	None.

(e)	None.

16.	(a)	Donald P. Carson is a director of LOR, Inc., which is a reporting person filing this statement. He is also a director of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)	His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(d)	None.

(e)	None.

(f)	United States.

17.	(a)	Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(c)	His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(d)	None.

(e)	None.

(f)	United States.

18.	The Margaret H. Rollins 2014 Trust is a reporting person filing this statement. Its business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None

(e)	None

19.	(a)	Peggy Rollins is a co-trustee of The Margaret H. Rollins 2014 Trust, which is a reporting person filing this statement

(b)	Her business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	She is retired

(d)	None.

(e)	None.

(f)	United States

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.	Purpose of Transaction

Underwritten Secondary Offering

On September 6, 2023, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with LOR, Inc. as the selling stockholder and Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (the “Underwriters”), pursuant to which LOR, Inc. agreed to sell to the Underwriters an aggregate of 38,724,100 shares of Common Stock at a price per share of $34.3875, after underwriting discounts and commissions (the “Secondary Offering”). LOR, Inc. also granted the Underwriters a 30-day option to purchase up to an aggregate of 5,785,714 additional shares of Common Stock (the “Additional Shares”) owned by LOR, Inc. In addition, through participation in the Secondary Offering, the Issuer repurchased from the Underwriters 8,724,100 of the initial number of shares sold by LOR, Inc. at the same per share price to be paid by the Underwriters to LOR, Inc. (the “Repurchased Shares”). The Secondary Offering, including the purchase of the Additional Shares and the repurchase by the Issuer of the Repurchased Shares, closed on September 11, 2023. The Secondary Offering was made pursuant to a preliminary prospectus supplement and final prospectus supplement under the Issuer’s shelf registration statement on Form S-3 (File No. 333-272422) (the “Registration Statement”), each of which has been filed with the SEC.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on September 6, 2023, each Reporting Person executed a lock-up agreement (the “Lock-Up Agreements”), pursuant to which and subject to specified exceptions, each agreed for a period of 365 days after September 6, 2023 not to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of the Company’s common stock, or any options or warrants to purchase any shares of the Company’s common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of the Company’s common stock (such options, warrants or other securities, collectively, “Derivative Instruments”), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired by the Reporting Person; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the Reporting Person or someone other than the Reporting Person), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of the Company’s common stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of the shares of the Company’s common stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”); or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above (clauses (i) through (iii) above, collectively the “Lock-Up Restrictions”).

The Lock-Up Restrictions will not apply, subject in certain cases to various conditions (including the transfer of the Lock-Up Restrictions), to Transfers: (i) as a bona fide gift or gifts or charitable contributions; (ii) to any trust for the direct or indirect benefit of the Reporting Person or the immediate family of the Reporting Person; (iii) to any beneficiary of or estate of a beneficiary of the Reporting Person pursuant to a trust, will or other testamentary document or applicable laws of descent; (iv) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (v) in transactions relating to shares of the Company’s common stock or other securities acquired in open market transactions after the closing of this offering; (vi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock after the consummation of this offering, involving a change of control of the Company; (vii) to any person that is a member of the same reporting “group” (within the meaning of Section 13(d)(3) of the Exchange Act) as the Reporting Person; (viii) if the Reporting Person is a corporation or other entity, to its wholly-owned subsidiaries or other entity; (ix) in connection with the sale of the Reporting Person’s shares of common stock pursuant to the underwriting agreement; (x) in connection with any sales made pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act prior to the date of the Lock-Up Agreement; (xi) in connection with the establishment of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act on or after the date of the Lock-Up Agreement; (xii) the withholding by, or transfer, sale or other disposition of shares of the Company’s common stock to the Company in connection with the “net” or “cashless” exercise of, or to satisfy the withholding tax obligations (including estimated taxes) of the Reporting Person in connection with the “net” or “cashless” exercise or vesting of, restricted stock, restricted stock units, incentive stock options or other stock-based awards; or (xiii) with the prior written consent of the Underwriters.

The foregoing descriptions of the Underwriting Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Underwriting Agreement and form of Lock-Up Agreement filed as exhibits hereto, and which are incorporated into this Item 4 by reference.

CUSIP No. 775711 10 4	Page 19 of 21

Item 5.	Interest in Securities of the Issuer

(a)-(b) See the cover pages to this Amendment.

Thomas Claiborne does not beneficially own any shares of Common Stock.

Paul Morton beneficially owns 2,625 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

The 1976 GWR Trusts beneficially own 319,782 shares of Common Stock (0.1%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 319,782 shares. These shares include 319,782 shares of Common Stock held by 2007 GWR Grandchildren’s Partnership.

Donald P. Carson beneficially owns 8,627,425 shares of Common Stock (1.8%). He has sole voting and dispositive power with respect to 3,709 shares, and shared voting and dispositive power with respect to 8,623,716 shares. These shares include 8,623,716 shares of Common Stock held in a charitable trust of which he is a co-trustee. Mr. Carson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Peggy Rollins beneficially owns 38,046 shares of Common Stock (0.0%) as to which shares she has sole voting and dispositive power.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.The reporting persons, acting collectively as a group, have beneficial ownership of 204,497,664 shares of Common Stock (42.2%).1

(c)	Except for the Secondary Offering, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within the past 60 days.

CUSIP No. 775711 10 4	Page 20 of 21

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(A)	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B)	Underwriting Agreement, dated September 6, 2023, by and among LOR, Inc., Rollins Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

(C)	Form of Lock-Up Agreement.

See the Schedule 13D, as amended, for historical information.

CUSIP No. 775711 10 4	Page 21 of 21

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins		Date: September 11, 2023

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Timothy C. Rollins	Date: September 11, 2023

Timothy C. Rollins, as co-trustee of the 1976 GWR Trusts, each a General Partner

/s/ Amy R. Kreisler	Date: September 11, 2023
AMY R. KREISLER, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Pamela R. Rollins	Date: September 11, 2023
PAMELA R. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Timothy C. Rollins	Date: September 11, 2023
TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Amendment to Schedule 13D, including further amendments thereto, with respect to the shares of Common Stock, par value $1.00 per share, of Rollins, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

/s/ Gary W. Rollins		Date: September 11, 2023

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Timothy C. Rollins	Date: September 11, 2023

Timothy C. Rollins, as co-trustee of the 1976 GWR Trusts, each a General Partner

/s/ Amy R. Kreisler	Date: September 11, 2023
AMY R. KREISLER, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Pamela R. Rollins	Date: September 11, 2023
PAMELA R. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Timothy C. Rollins	Date: September 11, 2023
TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

EXHIBIT B

Rollins, Inc.

38,724,100 Shares of Common Stock, $1.00 par value

Underwriting Agreement

September 6, 2023

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

As representatives (the “Representatives”) of the several Underwriters named in Schedule I hereto

c/o Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

c/o Morgan Stanley & Co. LLC
1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

LOR, Inc., a Georgia corporation (the “Selling Stockholder”) and a stockholder of Rollins, Inc., a Delaware corporation (the “Company”), proposes, subject to the terms and conditions stated in this agreement (this “Agreement”), to sell to the Underwriters named in Schedule I hereto (the “Underwriters”) for whom you are acting as representatives (“you” or the “Representatives”), an aggregate of 38,724,100 shares (the “Firm Securities”) and, at the election of the Underwriters, up to 5,785,714 additional shares (the “Optional Securities”) of Common Stock (“Stock”) of the Company, the Firm Securities and the Optional Securities that the Underwriters elect to purchase pursuant to Section 2 hereof being collectively called the “Securities”. To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Subject to the sale of the Firm Securities by the Selling Stockholder to the Underwriters in compliance with the terms of this Agreement, the Underwriters have agreed to sell to the Company, and the Company has agreed to purchase from the Underwriters (the “Stock Repurchase”) an aggregate of 8,724,100 shares (such shares, the “Repurchase Securities”) pursuant to Section 2 hereof from the Underwriters at the First Time of Delivery (as defined in Section 4 hereof). This Agreement is to confirm the agreement concerning the purchase of the Securities from the Selling Stockholder by the Underwriters, and the purchase of the Repurchase Securities from the Underwriters by the Company.

1.             (a) The Company represents and warrants to, and agrees with, each of the Underwriters that:

(i)             A registration statement on Form S–3 (File No. 333-272422) (the “Initial Registration Statement”) in respect of the Securities has been filed with the Securities and Exchange Commission (the “Commission”); the Initial Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered to you have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a “Rule 462(b) Registration Statement”), filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Act”), which became effective upon filing, no other document with respect to the Initial Registration Statement or document incorporated by reference therein has been filed, or transmitted for filing, with the Commission (other than prospectuses filed pursuant to Rule 424(b) of the rules and regulations of the Commission under the Act, each in the form heretofore delivered to the Representatives); and no stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or any part thereof or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose or pursuant to Section 8A of the Act has been initiated or threatened by the Commission (the base prospectus filed as part of the Initial Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement relating to the Securities, is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Securities filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and including any prospectus supplement relating to the Securities that is filed with the Commission and deemed by virtue of Rule 430B under the Act to be part of the Initial Registration Statement, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the “Registration Statement”; the Basic Prospectus, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(a)(iv) hereof), is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Securities filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S–3, as of the date of such prospectus; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Securities filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; any oral or written communication with potential investors undertaken in reliance on Rule 163B under the Act is hereinafter called a “Testing-the-Waters Communication”; and any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Act is hereinafter called a “Written Testing-the-Waters Communication”);

(ii)            The Company is an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Act. The Company has not, directly or indirectly, offered or sold any Securities by means of any “prospectus” (within the meaning of the Act) or used any “prospectus” (within the meaning of the Act) in connection with the offer or sale of the Securities, in each case other than the Registration Statement; the Company has not, directly or indirectly, prepared, used or referred to, and will not, directly or indirectly, prepare, use or refer to, any free writing prospectus in connection with the offer and sale of the Securities; and the Company was and is an “ineligible issuer” (as defined in Rule 405 under the Act) as of the time of filing the Registration Statement and as of the time of each sale of the Securities in connection with the offering;

(iii)           (a) No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and (b) each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter Information (as defined in Section 9(c) hereof) or the Selling Stockholder Information (as defined in Section 1(b)(vi) hereof);

(iv)           For the purposes of this Agreement, the “Applicable Time” is 8:00 pm (Eastern time) on the date of this Agreement. The Pricing Prospectus, as supplemented by the information listed on Schedule III(b) hereto, taken together (collectively, the “Pricing Disclosure Package”) as of the Applicable Time did not, and as of each Time of Delivery (as defined in Section 4 hereof) will not, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Written Testing-the-Waters Communication does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each Written Testing-the-Waters Communication, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not, and as of each Time of Delivery will not, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter Information;

(v)            The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; any further documents so filed and incorporated by reference in the Pricing Prospectus and the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and no other documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule III hereto; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter Information;

(vi)           The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement, as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, and as of each Time of Delivery, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter Information;

(vii)          Neither the Company nor any of its subsidiaries has, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus, (i) sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree or (ii) entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Pricing Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there has not been (x) any change in the capital stock (other than as a result of the exercise, if any, of stock options or the award, if any, of stock options or restricted stock in the ordinary course of business pursuant to the Company’s equity plans that are described in the Pricing Prospectus and the Prospectus) or long-term debt of the Company or any of its subsidiaries or (y) any Material Adverse Effect (as defined below); as used in this Agreement, “Material Adverse Effect” shall mean any material adverse change or effect, or any development involving a prospective material adverse change or effect, in or affecting (i) the business, properties, general affairs, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, except as set forth or contemplated in the Pricing Prospectus, or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated in the Pricing Prospectus and the Prospectus;

(viii)        The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Pricing Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries;

(ix)           Each of the Company and each of its subsidiaries has been (A) duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, with power and authority (corporate and other) to own its properties and conduct its business as described in the Pricing Prospectus, and (B) duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except, in the case of this clause (B), where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect; and each subsidiary of the Company has been listed in the Registration Statement;

(x)            The Company has an authorized capitalization as set forth in the Pricing Prospectus and all of the issued shares of capital stock of the Company, have been duly and validly authorized and issued and are fully paid and non-assessable and conform to the description of the Stock contained in the Pricing Disclosure Package and the Prospectus; and all of the issued shares of capital stock, limited liability company or other membership interests, of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and (except, in the case of any foreign subsidiary, for directors’ qualifying shares) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for such liens or encumbrances described in the Pricing Prospectus and the Prospectus;

(xi)           The Securities to be sold by the Selling Stockholder to the Underwriters hereunder have been duly and validly authorized and issued, are fully paid and non-assessable and conform to the description of the Stock contained in the Prospectus;

(xii)          The compliance by the Company with this Agreement and the consummation of the transactions contemplated in this Agreement (including the Stock Repurchase) and the Pricing Prospectus will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (A) any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, except, in the case of this clause (A) for such defaults, breaches, or violations that would not, individually or in the aggregate, have a Material Adverse Effect, (B) the certificate of incorporation or by-laws (or other applicable organizational document) of the Company or any of its subsidiaries, or (C) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement (including the Stock Repurchase), except such as have been obtained under the Act and for such consents, approvals, authorizations, orders, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters or the purchase of the Repurchase Securities from the Underwriters by the Company;

(xiii)         Neither the Company nor any of its subsidiaries is (i) in violation of its certificate of incorporation or by-laws (or other applicable organizational document), (ii) in violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, or (iii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in the case of the foregoing clauses (ii) and (iii), for such defaults as would not, individually or in the aggregate, have a Material Adverse Effect;

(xiv)         The statements set forth in the Pricing Prospectus and Prospectus under the caption “Description of Capital Stock”, insofar as they purport to constitute a summary of the terms of the Stock, and under the caption “Underwriting”, insofar as they purport to describe the provisions of the laws or regulations and the agreements and documents referred to therein, are accurate, complete and fair summaries of such terms, law and documents in all material respects; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriter Information;

(xv)          Other than as set forth in the Pricing Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries or, to the Company’s knowledge, any officer or director of the Company is a party or of which any property or assets of the Company or any of its subsidiaries or, to the Company’s knowledge, any officer or director of the Company is the subject which, if determined adversely to the Company or any of its subsidiaries (or such officer or director), would individually or in the aggregate have a Material Adverse Effect; and, to the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or others;

(xvi)         The Company is not and, as of the applicable Time of Delivery after giving effect to the Stock Repurchase, will not be, an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(xvii)        (A) Grant Thornton LLP, who have certified certain financial statements of the Company and its subsidiaries, and have audited the Company’s internal control over financial reporting and management’s assessment thereof through February 16, 2023, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder; and (B) Deloitte & Touche LLP, who are the Company’s current independent public accountants, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder;

(xviii)       The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that (i) complies with the requirements of the Exchange Act, (ii) has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and (iii) is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and the Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting;

(xix)          Since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

(xx)           The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective;

(xxi)          None of the Company or any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) made, offered, promised or authorized any unlawful contribution, gift, entertainment or other unlawful expense (or taken any act in furtherance thereof); (ii) made, offered, promised or authorized any direct or indirect unlawful payment; or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, the Bribery Act 2010 of the United Kingdom or any other applicable anti-bribery or anti-corruption law;

(xxii)         The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its subsidiaries conduct business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(xxiii)       None of the Company or any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person,” the European Union, His Majesty’s Treasury, the Swiss Secretariat of Economic Affairs, the United Nations Security Council, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of comprehensive territorial Sanctions (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, Crimea, Cuba, Iran, North Korea and Syria; each, a “Sanctioned Jurisdiction”), and the Company will not, directly or indirectly, use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(xxiv)       This Agreement has been duly authorized, executed and delivered by the Company, and the Stock Repurchase has been duly authorized by the Company;

(xxv)        The financial statements included in the Registration Statement, the Pricing Prospectus and the Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its subsidiaries at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included in the Registration Statement, the Pricing Prospectus and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Prospectus or the Prospectus under the Act or the rules and regulations promulgated thereunder. All disclosures contained in the Registration Statement, the Pricing Prospectus and the Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Act, to the extent applicable;

(xxvi)       The Company and its subsidiaries own or have a valid and enforceable written license to use any and all patents, trademarks, service marks, trade names, domain names, other source indicators, copyrights, copyrightable works, software, know-how, trade secrets, systems, procedures, proprietary information, confidential information and any and all other worldwide intellectual property, industrial property and proprietary rights, including any and all registrations and applications for registration thereof and any and all goodwill associated therewith (collectively, “Intellectual Property”), in each case used in or otherwise necessary for the conduct of their respective businesses as currently conducted and as proposed to be conducted by them as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus (the “Company Intellectual Property”); (ii) the Company’s and its subsidiaries’ conduct of their respective businesses as currently conducted and as proposed to be conducted by them as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property of any person; (iii) all Company Intellectual Property is valid and enforceable, and all Company Intellectual Property owned or purported to be owned by the Company or any of its subsidiaries is owned solely and exclusively by the Company or one of its subsidiaries, in each case, free and clear of all liens, encumbrances, defects or other restrictions; (iv) neither the Company nor any of its subsidiaries have received any written notice of any claim relating to Intellectual Property; (v) to the knowledge of the Company, the Company Intellectual Property is not being and has not been infringed, misappropriated or otherwise violated by any person; (vi) there is no pending, or to the Company’s knowledge, threatened, action, suit, proceeding or claim by any third party (A) challenging the ownership, validity, enforceability or scope of any Company Intellectual Property or (B) alleging that the Company or any of its subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property of any third party, and, in each case, the Company is not aware of any facts that would form the basis for any such action, suit, proceeding or claim; and (vii) the Company and its subsidiaries have taken commercially reasonably steps consistent with prevalent industry practices to (A) secure interests in any Company Intellectual Property developed by their employees, consultants, agents and contractors in the course of their service to the Company or any of its subsidiaries, including the execution of valid assignment agreements for the benefit of the Company and/or its subsidiaries by such employees, consultants, agents and contractors under which they have assigned to the Company or one of its subsidiaries all of their right, title and interest in and to any Company Intellectual Property and (B) maintain the confidentiality of all Company Intellectual Property the value of which to the Company or any of its subsidiaries is contingent upon maintaining the confidentiality thereof, including any trade secrets and confidential information owned, used or held for use by the Company or any of its subsidiaries;

(xxvii)      Except as disclosed in the Registration Statement, the Pricing Prospectus or the Prospectus: (i) there are no proceedings that are pending, or that are known to be contemplated, against the Company and its subsidiaries under any Environmental Laws in which a governmental authority is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $100,000 or more will be imposed; (ii) the Company and its subsidiaries are not aware of any facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws, including the release or threat of release of Materials of Environmental Concern, that could reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries; and (iii) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(xxviii)     Except as otherwise disclosed in the Pricing Disclosure Package or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the following events has occurred or exists: (A) a “reportable event” as defined under the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations and published interpretations thereunder with respect to a Plan (as defined below); (B) a withdrawal from a Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (C) a complete or partial withdrawal from a Plan; (D) the filing by the Pension Benefit Guaranty Corporation (the “PBGC”) of a notice of intent to terminate any Plan, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, respectively, or the commencement of proceedings by the PBGC to terminate a Plan; (E) the appointment of a trustee to administer any Plan; (F) with respect to a Plan, the failure to satisfy the minimum funding standard of Section 412 or 430 of the Code or Section 302, 303 or 304 of ERISA, whether or not waived; (G) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA; (H) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the PBGC or any other federal or state governmental agency or any foreign regulatory agency with respect to any Plan; or (I) any violation of law or applicable qualification standards with respect to any Plan. Except as otherwise disclosed in the Pricing Disclosure Package or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the following events has occurred or is reasonably likely to occur: (A) an increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the most recently completed fiscal year of the Company and its subsidiaries; (B) an increase in the “accumulated post−retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the most recently completed fiscal year of the Company and its subsidiaries; (C) liability under Title IV of ERISA with respect to the termination of, or withdrawal from, any Plan; or (D) the filing of a material claim by one or more employees or former employees of the Company or any of its subsidiaries related to their employment. For purposes of this paragraph, the term “Plan” means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company or any of its subsidiaries may have any liability (including on account of any entity that is treated as a single employer with the Company or any such subsidiary under Section 414 of the Code);

(xxix)        Except as otherwise disclosed in the Pricing Disclosure Package, there are no strikes or other labor disputes against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(xxx)         The Company and its subsidiaries possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses and as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, except as would not reasonably be expected to result in a Material Adverse Effect, and except as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, the Company and its subsidiaries have not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit, except for any such proceedings as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(xxxi)        Except as described in the Pricing Disclosure Package, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Act, except as have been validly waived or complied with and except for the Securities to be sold by the Selling Stockholder;

(xxxii)       The statistical and market related data included in the Registration Statement, the Pricing Disclosure Package and the Prospectus are based on or derived from sources that the Company and its subsidiaries believe to be reliable and accurate in all material respects and represent their good faith estimates that are made on the basis of data derived from such sources;

(xxxiii)      Except (i) for any failures or exceptions that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (ii) as disclosed in the Pricing Disclosure Package and the Prospectus, (x) the Company and each of its subsidiaries has timely filed (taking into account valid extensions) all federal, state, local and foreign tax returns required to be filed by it and has paid all taxes (and any related interest, penalties and additions to tax) required to be paid by it (including in its capacity as a withholding agent) except for any taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with U.S. GAAP, and (y) to the knowledge of the Company, there is no proposed tax deficiency or assessment against the Company or any of the Company’s subsidiaries;

(xxxiv)      Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities;

(xxxv)       The Company and its subsidiaries have made all the necessary filings and obtained all authorizations with such governmental entities necessary to carry on the business of a franchisor offering and selling franchises, except for any failure to make or obtain that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and that would not materially impair or prevent the consummation of the transactions contemplated by this Agreement (including the Stock Repurchase). The Company and its subsidiaries are in compliance with the applicable rules, regulations and announced policies of the Federal Trade Commission and all disclosure and/or registration requirements under state or foreign franchise laws, except for any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and that would not materially impair or prevent the consummation of the transactions contemplated by this Agreement (including the Stock Repurchase);

(xxxvi)      The Company and its subsidiaries’ respective information technology assets, equipment, computers, systems, networks, hardware, software, websites, applications, and databases, including any and all data and information stored thereon or transmitted thereby (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the respective businesses of the Company and its subsidiaries as currently conducted and as proposed to be conducted by them as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, in each case, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures and safeguards, consistent with prevalent industry practices, to maintain and protect the integrity, continuous operation, redundancy and security of all IT Systems, and, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, there have been no breaches, violations, outages or unauthorized uses or disclosures of, accesses to, or material malfunctions or failures of, the same; and

(xxxvii)     With regard to their receipt, collection, handling, processing, sharing, transfer, usage, disclosure, interception, security, storage and disposal of any and all personal, personally identifiable, household, sensitive, confidential or regulated data (collectively, “Personal Data”), (i) the Company and its subsidiaries currently comply and at all times have complied with, and have implemented commercially reasonable policies and procedures consistent with prevalent industry practices to ensure compliance with, all applicable laws, regulations, rules, judgments, orders, internal and external policies and contractual obligations (including the California Consumer Privacy Act and the European Union General Data Protection Regulation) (“Privacy Legal Obligations”); (ii) the Company and its subsidiaries have required and do require all third parties to which they provide any Personal Data to maintain the privacy and security of such Personal Data and to comply with applicable Privacy Legal Obligations, including by contractually requiring such third parties to protect such Personal Data from unauthorized access, use and/or disclosure; (iii) there has been no unauthorized access to, or use or disclosure of, any such Personal Data collected, maintained, handled, stored, transferred, used, disclosed or otherwise processed by or for the Company or any of its subsidiaries, except, in the case of this clause (iii), as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; (iv) neither the Company nor any of its subsidiaries have received any notification of or complaint regarding, or is aware of any other facts that would reasonably indicate, non-compliance with any Privacy Legal Obligation; and (v) there is no pending, or to the Company’s knowledge, threatened action, suit, proceeding or claim by or before any court or governmental agency, authority or body alleging non-compliance by the Company or any of its subsidiaries with any Privacy Legal Obligation.

(b)           The Selling Stockholder represents and warrants to, and agrees with, each of the Underwriters and the Company that:

(i)             The Selling Stockholder (i) is duly organized, validly existing and in good standing under the laws of the State of Georgia, (ii) has all requisite power and authority to enter into, and perform its obligations under, this Agreement and all other documents to which it is a party and to consummate the transactions contemplated herein and in the Pricing Disclosure Package, and (iii) is qualified to do business in, and is in good standing in, its jurisdiction of organization;

(ii)            This Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Stockholder;

(iii)           The sale of the Securities to be sold by the Selling Stockholder hereunder and the compliance by the Selling Stockholder with this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (A) any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Selling Stockholder is a party or by which the Selling Stockholder is bound or to which any of the property or assets of the Selling Stockholder is subject, (B) the certificate of incorporation or by-laws of the Selling Stockholder or (C) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Selling Stockholder or any of its subsidiaries or any property or assets of the Selling Stockholder, except, in the case of clause (A) and clause (C) for such defaults, breaches, or violations that would not, individually or in the aggregate, materially impact the Selling Stockholder’s ability to perform its obligations under this Agreement; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental body or agency is required for the performance by the Selling Stockholder of its obligations under this Agreement and the consummation by the Selling Stockholder of the transactions contemplated by this Agreement in connection with the Securities to be sold by the Selling Stockholder hereunder, except the registration under the Act of the Securities and such consents, approvals, authorizations, orders, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters or the purchase of the Repurchase Securities from the Underwriters by the Company;

(iv)           The Selling Stockholder has, and immediately prior to each Time of Delivery (as defined in Section 4 hereof) the Selling Stockholder will have, good and valid title to, or a valid “security entitlement” within the meaning of Section 8-501 of the New York Uniform Commercial Code in respect of, the Securities to be sold by the Selling Stockholder hereunder at such Time of Delivery, free and clear of all liens, encumbrances, equities or claims; and, upon delivery of such Securities and payment therefor pursuant hereto, good and valid title to such Securities, free and clear of all liens, encumbrances, equities or claims, will pass to the several Underwriters;

(v)            The Selling Stockholder has not taken and will not take, directly or indirectly, any action that is designed to or that has constituted or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company in violation of Regulation M under the Exchange Act;

(vi)           To the extent that any statements or omissions made in the Registration Statement, any Preliminary Prospectus, the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with written information furnished to the Company by the Selling Stockholder expressly for use therein (the “Selling Stockholder Information”), such Registration Statement and Preliminary Prospectus did, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will, when they become effective or are filed with the Commission, as the case may be, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Selling Stockholder Information conforms in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder. It being understood and agreed upon that the “Selling Stockholder Information” shall only consist of the name of the Selling Stockholder, the number of offered shares and the address and other information with respect to the Selling Stockholder (excluding percentages) which appear in the Registration Statement or any Prospectus in the table (and corresponding footnotes) under the caption “Selling Shareholder”;

(vii)          In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, the Selling Stockholder will deliver to you prior to or at the First Time of Delivery a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof);

(viii)         The Selling Stockholder (A) is not located, organized or resident in a country or territory that is a Sanctioned Jurisdiction, and (B) will not, directly or indirectly, use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions, or with any Sanctioned Jurisdiction, or in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions, or (ii) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Money Laundering Laws or any applicable anti-bribery or anti-corruption laws; and

(ix)           The Selling Stockholder is not prompted by any material information concerning the Company or any of its subsidiaries that is not disclosed in the Pricing Prospectus to sell its Securities pursuant to this Agreement.

2.             Subject to the terms and conditions herein set forth, (a) the Selling Stockholder agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Selling Stockholder, at a purchase price per share of $34.3875, the number of Firm Securities set forth opposite the name of such Underwriter in Schedule I hereto, plus any additional number of initial securities which such Underwriter may become obligated to purchase pursuant to the provision of Section 10(b) hereof; and (b) in the event and to the extent that the Underwriters shall exercise the election to purchase Optional Securities as provided below, the Selling Stockholder agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Selling Stockholder, at the purchase price per share set forth in clause (a) of this Section 2 (provided, that the purchase price per Optional Security shall be reduced by an amount per share equal to any dividends or distributions declared by the Company and payable on the Firm Securities but not payable on the Optional Securities; provided, further, that, for the avoidance of doubt, the dividend with a record date of August 10, 2023 payable by the Company on September 8, 2023 shall not be deemed payable on the Firm Shares), that portion of the number of Optional Securities as to which such election shall have been exercised (to be adjusted by you so as to eliminate fractional shares) determined by multiplying such number of Optional Securities by a fraction, the numerator of which is the maximum number of Optional Securities which such Underwriter is entitled to purchase as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the maximum number of Optional Securities that all of the Underwriters are entitled to purchase hereunder. Substantially concurrently with, and subject to, the sale of the Firm Securities to the Underwriters pursuant to this Agreement, the Underwriters, severally and not jointly, agree to sell to the Company, and the Company agrees to purchase from the Underwriters, that number of Repurchase Securities equal to the proportion by which the number of Firm Securities set forth in Schedule I opposite the name of such Underwriter bears to the total number of Firm Securities at a price per share equal to the price paid per share by the Underwriters specified in clause (a) of this Section 2.

The Selling Stockholder, as and to the extent indicated in Schedule II hereto, hereby grants to the Underwriters the right to purchase at their election up to 5,785,714 Optional Securities, at the purchase price per share set forth in the paragraph above, (provided, that the purchase price per Optional Security shall be reduced by an amount per share equal to any dividends or distributions declared by the Company and payable on the Firm Securities but not payable on the Optional Securities; provided, further, that, for the avoidance of doubt, the dividend with a record date of August 10, 2023 payable by the Company on September 8, 2023 shall not be deemed payable on the Firm Shares). Any such election to purchase Optional Securities may be exercised only by written notice from you to the Company and the Selling Stockholder, given within a period of 30 calendar days after the date of this Agreement and setting forth the aggregate number of Optional Securities to be purchased and the date on which such Optional Securities are to be delivered, as determined by you but in no event earlier than the First Time of Delivery (as defined in Section 4 hereof) or, unless you and the Company otherwise agree in writing, earlier than two or later than ten business days after the date of such notice.

3.             Upon the authorization by you of the release of the Firm Securities, the several Underwriters propose to offer the Firm Securities for sale upon the terms and conditions set forth in the Pricing Prospectus and the Prospectus.

4.             (a) The Securities to be purchased by each Underwriter hereunder, in definitive or book-entry form, and in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours’ prior notice to the Company and the Selling Stockholder shall be delivered by or on behalf of the Selling Stockholder to the Representatives, through the facilities of the Depository Trust Company (“DTC”), for the account of such Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the account specified by the Selling Stockholder to the Representatives at least forty-eight hours in advance. The Selling Stockholder will cause the certificates, if any, representing the Securities to be made available for checking and packaging at least twenty-four hours prior to the Time of Delivery (as defined below) with respect thereto at the office of DTC or its designated custodian (the “Designated Office”). The time and date of such delivery and payment shall be, with respect to the Firm Securities, 9:30 a.m., New York City time, on September 11, 2023 or such other time and date as the Representatives, the Company and the Selling Stockholder may agree upon in writing, and, with respect to the Optional Securities, 9:30 a.m., New York time, on the date specified by the Representatives in the written notice given by the Representatives of the Underwriters’ election to purchase such Optional Securities, or such other time and date as the Representatives, the Company and the Selling Stockholder may agree upon in writing. Such time and date for delivery of the Firm Securities is herein called the “First Time of Delivery”, such time and date for delivery of the Optional Securities, if not the First Time of Delivery, is herein called the “Second Time of Delivery”, and each such time and date for delivery is herein called a “Time of Delivery”. In addition, subject to the sale of the Firm Securities by the Selling Stockholder to the Underwriters in compliance with the terms of this Agreement, payment of the aggregate purchase price of the Repurchase Securities shall be made by the Company to the Underwriters in immediately available funds to an account specified by the Representatives, against delivery of such Repurchase Securities for the account of the Company at the First Time of Delivery.

(b)           The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross-receipt for the Securities and any additional documents requested by the Underwriters pursuant to Section 8(b) hereof, will be delivered at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Avenue, New York, New York 10017 (the “Closing Location”), and the Securities will be delivered at the Designated Office, all at such Time of Delivery. A meeting will be held at the Closing Location at 2:00 p.m., New York City time, on the New York Business Day next preceding such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday, which is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

5.             The Company agrees with each of the Underwriters:

(a)           To prepare the Prospectus in a form approved by you and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the last Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Securities; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus in respect of the Securities, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such steps including, without limitation, amending the Registration Statement or filing a new registration statement, at its own expense, as may be necessary to permit offers and sales of the Securities by the Underwriters (references herein to the Registration Statement shall include any such amendment or new registration statement);

(b)           Promptly from time to time to take such action as you may reasonably request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(c)           Prior to 10:00 a.m., New York City time, on the New York Business Day next succeeding the date of this Agreement and from time to time, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Securities and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Securities at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

(d)           To make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(e)           During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus (the “Lock-Up Period”), not to, without the prior written consent of each of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, any securities of the Company that are substantially similar to the Securities, including but not limited to any options or warrants to purchase shares of Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Stock or such other securities, in cash or otherwise (other than (a) the Securities to be sold hereunder or issued pursuant to employee stock incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement, (b) the issuance by the Company of options to purchase shares of Stock and other equity incentive compensation, including restricted stock or restricted stock units pursuant to employee stock option plans or similar plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement, (c) any shares of Stock issued upon the exercise of options granted under such stock option or similar plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement, or (d) the issuance by the Company of Stock or securities convertible into Stock in connection with an acquisition or business combination; provided that the aggregate number of shares of Stock issued pursuant to this clause (d) during the Lock-Up Period shall not exceed 5% of the total number of shares of Stock issued and outstanding on the closing date of the offering; and provided further, that, in the case of any issuance pursuant to this clause (d), any recipient of shares of Stock shall have executed and delivered to each of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC a lock-up letter as described in Section 8(l) hereof); and

(f)            To pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act.

6.   (a)           The Company represents and agrees that, without the prior consent of the Representatives, it has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Act; the Selling Stockholder represents and agrees that, without the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus”; and each Underwriter represents and agrees that, without the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Securities that would constitute a free writing prospectus required to be filed with the Commission;

(b)           The Company agrees that if at any time following issuance of a Written Testing-the-Waters Communication any event occurred or occurs as a result of which such Written Testing-the-Waters Communication would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter a Written Testing-the-Waters Communication or other document which will correct such conflict, statement or omission;

(c)           The Company represents and agrees that (i) it has not engaged in, or authorized any other person to engage in, any Testing-the-Waters Communications, other than Testing-the-Waters Communications with the prior consent of the Representatives with entities that the Company reasonably believes are qualified institutional buyers as defined in Rule 144A under the Act or institutions that are accredited investors as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Act; and (ii) it has not distributed, or authorized any other person to distribute, any Written Testing-the-Waters Communication, other than those distributed with the prior consent of the Representatives that are listed on Schedule III(c) hereto; and the Company reconfirms that the Underwriters have been authorized to act on its behalf in engaging in Testing-the-Waters Communications; and

(d)           Each Underwriter represents and agrees that any Testing-the-Waters Communications undertaken by it were with entities that such Underwriter reasonably believes are qualified institutional buyers as defined in Rule 144A under the Act or institutions that are accredited investors as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Act.

7.             The Company and the Selling Stockholder covenant and agree with one another and with the several Underwriters that (a) the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, any Preliminary Prospectus, any Written Testing-the-Waters Communication and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing any Agreement among Underwriters, this Agreement, the Blue Sky Memorandum, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Sections (1)(a)(xii) and (1)(b)(iii) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky survey; (iv) all fees and expenses in connection with listing the Securities on the New York Stock Exchange (the “Exchange”); (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, any required review by the Financial Industry Regulatory Authority (“FINRA”) of the terms of the sale of the Securities; (vi) the cost of preparing the Securities, if applicable; (vii) the cost and charges of any transfer agent or registrar; (viii) expenses of the Company incurred in connection with any roadshow; and (ix) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section; and (b) the Selling Stockholder will pay or cause to be paid all costs and expenses incident to the performance of the Selling Stockholder’s obligations hereunder which are not otherwise specifically provided for in this Section, including (i) any fees and expenses of counsel for the Selling Stockholder and (ii) all expenses and taxes incident to the sale and delivery of the Securities to be sold by the Selling Stockholder to the Underwriters hereunder. In connection with clause (b)(ii) of the preceding sentence, the Representatives agree to pay New York State stock transfer tax, and the Selling Stockholder agrees to reimburse the Representatives for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated. It is understood, however, that the Company shall bear, and the Selling Stockholder shall not be required to pay or to reimburse the Company for, the cost of any other matters not directly relating to the sale and purchase of the Securities pursuant to this Agreement, and that, except as provided in this Section, and Sections 9 and 12 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make.

8.             The obligations of the Underwriters hereunder, as to the Securities to be delivered at each Time of Delivery shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and the Selling Stockholder herein are, at and as of the Applicable Time and each Time of Delivery, true and correct, the condition that the Company and the Selling Stockholder shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)           The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Preliminary Prospectus or Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction;

(b)           Davis Polk & Wardwell LLP, counsel for the Underwriters, shall have furnished to you such written opinion and disclosure letter, dated such Time of Delivery, in form and substance satisfactory to you, with respect to the matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c)           Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel for the Company, shall have furnished to you their written opinion and disclosure letter, dated such Time of Delivery, in form and substance satisfactory to you to the effect set forth in Annex I(a) and Annex I(b), respectively;

(d)           McDermott Will & Emery LLP, counsel for the Selling Stockholder, shall have furnished to you their written opinion with respect to the Selling Stockholder, dated such Time of Delivery, in form and substance satisfactory to you to the effect set forth in Annex I(c);

(e)           On the date of the Prospectus at a time prior to the execution of this Agreement, at 9:30 a.m., New York City time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at each Time of Delivery, each of Grant Thornton LLP and Deloitte & Touche LLP shall have furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you;

(f)            (i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Pricing Prospectus, and (ii) since the respective dates as of which information is given in the Pricing Prospectus there shall not have been any change in the capital stock or long-term debt of the Company or any of its subsidiaries or any change or effect, or any development involving a prospective change or effect, in or affecting (x) the business, properties, general affairs, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, except as set forth or contemplated in the Pricing Prospectus, or (y) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated in the Pricing Prospectus and the Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities being delivered at such Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus and the Prospectus;

(g)           On or after the Applicable Time (i) no downgrading shall have occurred in the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization”, as that term is defined by the Commission for purposes of Rule 3(a)(62) under the Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities;

(h)           On or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the Exchange; (ii) a suspension or material limitation in trading in the Company’s securities on the Exchange; (iii) a general moratorium on commercial banking activities declared by either Federal or New York or State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (iv) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (iv) or (v) in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities being delivered at such Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus and the Prospectus;

(i)            The Company shall have complied with the provisions of Section 5(c) hereof with respect to the furnishing of prospectuses on the New York Business Day next succeeding the date of this Agreement;

(j)            The Securities shall have been duly listed on the Exchange;

(k)           The Company and the Selling Stockholder shall have furnished or caused to be furnished to you at such Time of Delivery certificates of officers of the Company and of the Selling Stockholder, respectively, satisfactory to you as to the accuracy of the representations and warranties of the Company and the Selling Stockholder, respectively, herein at and as of such time, as to the performance by the Company and the Selling Stockholder of all of their respective obligations hereunder to be performed at or prior to such time, as to the matters set forth in subsections (a) and (g) of this Section and as to such other matters as you may reasonably request; and

(l)            The Company shall have obtained and delivered to the Underwriters executed copies of an agreement from each stockholder listed on Schedule IV hereto, substantially to the effect set forth in Annex II hereto in form and substance satisfactory to you; and

(m)          Substantially concurrently with the First Time of Delivery, the Stock Repurchase shall be consummated.

9.             (a)            The Company will indemnify and hold harmless each Underwriter and the Selling Stockholder against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or the Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, any “roadshow” as defined in Rule 433(h) under the Act (a “roadshow”), any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act or any Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter and the Selling Stockholder, as the case may be, for any legal or other expenses reasonably incurred by such Underwriter or the Selling Stockholder in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Testing-the-Waters Communication, in reliance upon and in conformity with the Underwriter Information or the Selling Stockholder Information (as defined in Section 1(b)(vi) hereof).

(b)           The Selling Stockholder will indemnify and hold harmless each Underwriter and the Company against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, any roadshow or any Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any roadshow or any Testing-the-Waters Communication in reliance upon and in conformity with the Selling Stockholder Information; and will reimburse each Underwriter and the Company for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Selling Stockholder shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus or any amendment or supplement thereto in reliance upon and in conformity with the Underwriter Information. The liability of the Selling Stockholder under the representations and warranties contained in this Agreement and under the indemnity and contribution agreements contained in this paragraph 9(b) shall be limited to an amount equal to the aggregate net proceeds after underwriting commissions and discounts, but before expenses, received by the Selling Stockholder from the sale of Securities sold by the Selling Stockholder under this Agreement.

(c)           Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company and the Selling Stockholder against any losses, claims, damages or liabilities to which the Company or the Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any roadshow, or any Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus or any such amendment or supplement thereto, or any roadshow or any Testing-the-Waters Communication, in reliance upon and in conformity with the Underwriter Information; and will reimburse the Company and the Selling Stockholder for any legal or other expenses reasonably incurred by the Company or the Selling Stockholder in connection with investigating or defending any such action or claim as such expenses are incurred. As used in this Agreement with respect to an Underwriter and an applicable document, “Underwriter Information” shall mean the written information furnished to the Company by such Underwriter through the Representatives expressly for use therein; it being understood and agreed upon that the only such information furnished by any Underwriter consists of the following information in the Prospectus furnished on behalf of each Underwriter: the discount figure appearing in the sixth paragraph under the caption “Underwriting”, and the information contained in the second sentence of the thirteenth paragraph and the fourteenth and fifteenth paragraphs under the caption “Underwriting”.

(d)           Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; provided that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under the preceding paragraphs of this Section 9. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(e)           If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholder on the one hand and the Underwriters on the other from the offering of the Securities. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Stockholder on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholder on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Stockholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint.

(f)            The obligations of the Company and the Selling Stockholder under this Section 9 shall be in addition to any liability which the Company and the Selling Stockholder may otherwise have and shall extend, upon the same terms and conditions, to each employee, officer and director of each Underwriter or the Selling Stockholder, as the case may be, each person, if any, who controls any Underwriter or the Selling Stockholder within the meaning of the Act and each broker-dealer or other affiliate of any Underwriter or the Selling Stockholder; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company or the Selling Stockholder and to each person, if any, who controls the Company or the Selling Stockholder within the meaning of the Act.

10.           (a) If any Underwriter shall default in its obligation to purchase the Securities which it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Securities, then the Company and the Selling Stockholder shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such Securities on such terms. In the event that, within the respective prescribed periods, you notify the Company and the Selling Stockholder that you have so arranged for the purchase of such Securities, or the Company or the Selling Stockholder notifies you that it has so arranged for the purchase of such Securities, you or the Company or the Selling Stockholder shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Securities.

(b)           If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by you and the Company and the Selling Stockholder as provided in subsection (a) above, the aggregate number of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate number of all the Securities to be purchased at such Time of Delivery, then the Selling Stockholder shall have the right to require each non-defaulting Underwriter to purchase the number of shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Securities which such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c)           If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by you, the Company and the Selling Stockholder as provided in subsection (a) above, the aggregate number of such Securities which remains unpurchased exceeds one-eleventh of the aggregate number of all the Securities to be purchased at such Time of Delivery, or if the Selling Stockholder shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Securities of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to the Second Time of Delivery, the obligations of the non-defaulting Underwriters to purchase and of the Selling Stockholder to sell the Optional Securities) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter, the Company or the Selling Stockholder, except for the expenses to be borne by the Company, the Selling Stockholder and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

11.           The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Stockholder and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or the Selling Stockholder, or any officer or director or controlling person of the Company or any officer, director or controlling person of the Selling Stockholder, and shall survive delivery of and payment for the Securities.

12.           If this Agreement shall be terminated pursuant to Section 10 hereof, neither the Company nor the Selling Stockholder shall then be under any liability to any Underwriter except as provided in Sections 7 and 9 hereof; but, if for any other reason, any of the Securities are not delivered by or on behalf of the Selling Stockholder as provided herein, the Company will reimburse the Underwriters through you for all out-of-pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Securities not so delivered, but the Company and the Selling Stockholder shall then be under no further liability to any Underwriter except as provided in Sections 7 and 9 hereof.

13.           In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you; and in all dealings with the Selling Stockholder hereunder, you and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of the Selling Stockholder.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex, electronic mail or facsimile transmission to you as the Representatives in care of Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Registration Department (Fax: 212-902-9316) and Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, New York 10036, Attention: Investment Banking Division (Fax: 212-507-8999); if to the Selling Stockholder shall be delivered or sent by mail, telex, electronic mail or facsimile transmission to the Selling Stockholder at its address set forth in Schedule IV hereto; and if to the Company shall be delivered or sent by mail, telex, electronic mail or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Secretary; and if to any stockholder that has delivered a lock-up letter described in Section 8(l) hereof shall be delivered or sent by mail to the respective address provided in Schedule IV hereto or such other address as such stockholder provides in writing to the Company; provided, however, that any notice to an Underwriter pursuant to Section 9(d) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Company or the Selling Stockholder by you upon request; provided, further, that notices under Section 9 hereof shall be in writing, and if to the Underwriters shall be delivered or sent by mail, electronic mail, telex or facsimile transmission to you at Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Registration Department (Fax: 212-902-9316) and at Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, New York 10036, Attention: Investment Banking Division (Fax: 212-507-8999). Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company and the Selling Stockholder, which information may include the name and address of their respective clients, as well as other information that will allow the underwriters to properly identify their respective clients.

14.           This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Stockholder and, to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Company, the Selling Stockholder and each person who controls the Company, the Selling Stockholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

15.           Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

16.           The Company and the Selling Stockholder acknowledge and agree that (i) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Selling Stockholder, on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or the Selling Stockholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or the Selling Stockholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Stockholder on other matters) or any other obligation to the Company or the Selling Stockholder except the obligations expressly set forth in this Agreement and (iv) the Company and the Selling Stockholder have consulted their own legal and financial advisors to the extent they deemed appropriate. The Company and the Selling Stockholder agree that they will not claim that the Underwriters, or any of them, have rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Stockholder, in connection with such transaction or the process leading thereto.

17.           This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Company, the Selling Stockholder and the Underwriters, or any of them, with respect to the subject matter hereof.

18.           This Agreement and any transaction contemplated by this Agreement and any claim, controversy or dispute arising under or related thereto shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws that would results in the application of any other law than the laws of the State of New York. The Company and the Selling Stockholder agree that any suit or proceeding arising in respect of this Agreement or any transaction contemplated by this Agreement will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York and the Company and the Selling Stockholder agree to submit to the jurisdiction of, and to venue in, such courts.

19.           The Company, the Selling Stockholder and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

20.           This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

21.           Notwithstanding anything herein to the contrary, the Company and the Selling Stockholder are authorized to disclose to any persons the U.S. federal and state income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company and the Selling Stockholder relating to that treatment and structure, without the Underwriters’ imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

22.           Recognition of the U.S. Special Resolution Regimes.

(a)           In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)           In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)            As used in this section:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

[Signature Pages Follow]

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and the Selling Stockholder. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company and the Selling Stockholder for examination, upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours,

Rollins, Inc.

By:	/s/ Kenneth D. Krause
Name:	Kenneth D. Krause
Title:	Executive Vice President, Chief Financial Officer and Treasurer

LOR, Inc.

By:	/s/ Wes Slagle
Name:	Wes Slagle
Title:	Secretary

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof:

Goldman Sachs & Co. LLC

By:	/s/ Charlie Black
Name:	Charlie Black
Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Daniel J. F. McCullough
Name:	Daniel J. F. McCullough
Title:	Vice President

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriter	Total Number of Firm Securities to be Purchased	Number of Optional Securities to be Purchased if Maximum Option Exercised
Goldman Sachs & Co. LLC	23,169,009	3,461,649
Morgan Stanley & Co. LLC	12,601,596	1,882,787
BofA Securities, Inc.	708,839	105,906
William Blair & Company, L.L.C.	561,164	83,843
Wells Fargo Securities, LLC	561,164	83,843
RBC Capital Markets, LLC	561,164	83,843
Fifth Third Securities, Inc.	561,164	83,843
Perella Weinberg Partners LP.	0	0
Total	38,724,100	5,785,714

Schedule I-1

SCHEDULE II

Selling Stockholder	Total Number of Firm Securities to be Sold	Number of Optional Securities to be Sold if Maximum Option Exercised
LOR, Inc.	38,724,100	5,785,714
	38,724,100	5,785,714

Schedule II-1

SCHEDULE III

(a) Additional Documents Incorporated by Reference:

None.

(b) Information other than the Pricing Prospectus that comprise the Pricing Disclosure Package:

The initial public offering price per share for the Securities is $35.00.

The number of Securities purchased by the Underwriters is 38,724,100.

The number of Optional Securities is 5,785,714.

The number of Repurchase Securities is 8,724,100.

(c) Written Testing-the-Waters Communications:

None.

Schedule III-1

SCHEDULE IV

Parties Subject to Lock-Up

Name of Signatory		Address
1.	LOR, Inc.	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
2.	Gary W. Rollins Voting Trust U/A dated September 14, 1994	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
3.	R. Randall Rollins Voting Trust U/A dated August 25, 1994	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
4.	Rollins Holding Company, Inc.	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
5.	RCTLOR, LLC	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
6.	RFA Management Company, LLC	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
7.	The Margaret H. Rollins 2014 Trust	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
8.	RFT Investment Company, LLC	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
9.	2007 GWR Grandchildren’s Partnership	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
10.	Gary W. Rollins	2170 Piedmont Road NE, Atlanta, Georgia 30324
11.	Pamela R. Rollins	2170 Piedmont Road NE, Atlanta, Georgia 30324
12.	Timothy C. Rollins	1908 Cliff Valley Way NE, Atlanta, Georgia 30329

Schedule IV-1

Name of Signatory		Address
13.	Amy R. Kreisler	1908 Cliff Valley Way NE, Atlanta, Georgia 30329
14.	Patrick J. Gunning	2170 Piedmont Road NE, Atlanta, Georgia 30324
15.	Susan R. Bell	2170 Piedmont Road NE, Atlanta, Georgia 30324
16.	Jerry W. Nix	2170 Piedmont Road NE, Atlanta, Georgia 30324
17.	P. Russell Hardin	2170 Piedmont Road NE, Atlanta, Georgia 30324
18.	John F. Wilson	2170 Piedmont Road NE, Atlanta, Georgia 30324
19.	Louise S. Sams	2170 Piedmont Road NE, Atlanta, Georgia 30324
20.	Elizabeth B. Chandler	2170 Piedmont Road NE, Atlanta, Georgia 30324
21.	Jerry E. Gahlhoff, Jr.	2170 Piedmont Road NE, Atlanta, Georgia 30324
22.	Kenneth D. Krause	2170 Piedmont Road NE, Atlanta, Georgia 30324
23.	Donald P. Carson	2170 Piedmont Road NE, Atlanta, Georgia 30324
24.	Gregory B. Morrison	2170 Piedmont Road NE, Atlanta, Georgia 30324
25.	Traci Hornfeck	2170 Piedmont Road NE, Atlanta, Georgia 30324
26.	Thomas Tesh	2170 Piedmont Road NE, Atlanta, Georgia 30324

Schedule IV-2

ANNEX I(a)

FORM OF COMPANY COUNSEL OPINION

Annex I(a)-1

ANNEX I(b)

FORM OF COMPANY COUNSEL DISCLOSURE LETTER

Annex I(b)-1

ANNEX I(c)

FORM OF SELLING STOCKHOLDER COUNSEL OPINION

Annex I(c)-1

ANNEX II

FORM OF LOCK-UP AGREEMENT

Annex II-1

EXHIBIT C

FORM OF LOCK-UP AGREEMENT

[●], 2023

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

c/o Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

c/o Morgan Stanley & Co. LLC
1585 Broadway

New York, New York 10036

Re: Rollins, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an underwriting agreement (the “Underwriting Agreement”) on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Rollins, Inc., a Delaware corporation (the “Company”) and LOR, Inc., a Georgia corporation (the “Selling Stockholder”), providing for a public offering (the “Offering”) of shares of Common Stock, par value $1 (the “Common Stock”) of the Company (the “Shares”) pursuant to a Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”). To the extent there are no additional Underwriters listed on Schedule I to the Underwriting Agreement other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Capitalized terms used herein and not otherwise defined shall have their meanings set forth in the Underwriting Agreement.

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of this lock-up agreement and continuing to and including the date 365 days after the date set forth on the final prospectus used to sell the Shares (the “Lock-Up Period”), the undersigned shall not, and shall not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company (such options, warrants or other securities, collectively, “Derivative Instruments”), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired by the undersigned (collectively, the “Securities”), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above. The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement [other than the Underwriting Agreement]1 that provides for, is designed to or which reasonably could be expected to lead to or result in any Transfer during the Lock-Up Period that would not be permitted under this lock-up agreement. For the avoidance of doubt, the undersigned agrees that the foregoing provisions shall be equally applicable to any issuer-directed or other Shares the undersigned may purchase in the offering.

1 In the case of LOR, Inc.

Notwithstanding the foregoing, the undersigned may Transfer the Securities during the Lock-Up Period:

(i)	as a bona fide gift or gifts or charitable contributions; provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein[, other than any bona fide gift or gifts or charitable contributions of shares of Common Stock in an amount not to exceed in the aggregate $20,000,000.00 in value (A) made by The Gary W. Rollins Foundation, or (B) made by the undersigned to the University of Chattanooga Foundation, Inc., which donees, for the avoidance of doubt, shall not be subject to the provisions or restrictions of this lock-up agreement][2]; and provided further that if any filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be legally required during the Lock-Up Period, such filing shall clearly indicate in the footnotes thereto (x) the circumstances of such transfer or distribution and (y) that the donee or donees has agreed to be bound in writing by the restrictions set forth herein;

(ii)	to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein; and provided further that any such transfer shall not involve a disposition for value;

(iii)	to any beneficiary of or estate of a beneficiary of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned pursuant to a trust, will or other testamentary document or applicable laws of descent; provided that the beneficiary or the estate of a beneficiary thereof agrees to be bound in writing by the restrictions set forth herein [, other than transfers or distributions of shares of Common Stock in an amount not to exceed in the aggregate $1,000,000.00 in value, which beneficiaries or the estates of a beneficiary, for the avoidance of doubt, shall not be subject to the provisions or restrictions of this lock-up agreement];[3] and provided further that any such transaction shall not involve a disposition for value and that no filing under Section 16(a) of the Exchange Act (other than a Form 5), reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Lock-Up Period;

2 In the case of Gary W. Rollins.

3 In the case of Gary W. Rollins.

(iv)	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; provided that the transferee or transferees thereof agree to be bound in writing by the restrictions set forth herein; and provided further that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Lock-Up Period;

(v)	in transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering, provided that no filing under Section 16(a) of the Exchange Act or any other public filing or disclosure by or on behalf of the undersigned shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of Common Stock or other securities acquired in such transactions;

(vi)	by transfer of shares of Common Stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock after the consummation of the Offering, involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the undersigned’s shares of Common Stock shall remain subject to the provisions of this lock-up agreement;

(vii)	to any person that is a member of the same reporting “group” (within the meaning of Section 13(d)(3) of the Exchange Act, as amended) as the undersigned, provided that (A) any such transfer shall not involve a disposition for value, and (B) the transferee agrees in writing to be bound by the restrictions set forth herein; or

(viii)	with the prior written consent of each of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

For purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin, including, with respect to the undersigned, such undersigned’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, sibling’s child, sibling’s grandchild or more remote descendant, mother-in-law, father-in-law, son-in-law and daughter-in-law and the estates of such individual, and “change of control” shall mean any bona fide third party tender offer, merger, consolidation or other similar transaction approved by the board of directors of the Company the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, shall become, after the closing of the transaction, the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company.

In addition, notwithstanding the foregoing, if the undersigned is a corporation or other entity, the corporation may transfer the Securities to any wholly-owned subsidiary of such corporation or other entity; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such Securities subject to the provisions of this lock-up agreement and there shall be no further transfer of such Securities except in accordance with this lock-up agreement; and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and, except as contemplated above, for the duration of this lock-up agreement will have, good and marketable title to the undersigned’s Securities, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Securities except in compliance with the foregoing restrictions.

The restrictions described in this lock-up agreement shall not apply to (i) the sale of the undersigned’s Shares [(including the Repurchase Shares)]4 pursuant to the Underwriting Agreement; (ii) any sales made pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act prior to the date of this lock-up agreement; provided that any filing under Section 16(a) of the Exchange Act that is made in connection with any such sales during the Lock-Up Period shall state that such sales have been executed under a trading plan pursuant to Rule 10b5-1 under the Exchange Act, and shall also state the date such trading plan was adopted; and/or (iii) the establishment of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act on or after the date of this lock-up agreement; provided that no transfers shall occur under such plan during the Lock-Up Period and no public announcement or filing shall be required or voluntarily made by any person in connection therewith other than general disclosure in Company periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time.

The undersigned understands that the Company and the Underwriters are relying upon this lock-up agreement in proceeding toward consummation of the offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

The undersigned further understands, and agrees, that, although the Underwriters may have provided or hereafter provide to the undersigned in connection with the offering a Form CRS and/or certain other disclosures as contemplated by Regulation Best Interest, the Underwriters have not made and are not making a recommendation to the undersigned to enter into this lock-up agreement or to transfer, sell or dispose of, or to refrain from transferring, selling or disposing of, any Shares, and nothing set forth in such disclosures or herein is intended to suggest that any Underwriter is making such a recommendation.

In addition, notwithstanding the foregoing, the restrictions in this lock-up agreement do not apply to the withholding by, or transfer, sale or other disposition of Securities to the Company in connection with the “net” or “cashless” exercise of, or to satisfy the withholding tax obligations (including estimated taxes) of the undersigned in connection with the “net” or “cashless” exercise or vesting of, restricted stock, restricted stock units, incentive stock options or other stock-based awards.

This lock-up agreement will automatically terminate upon the earliest to occur, if any, of (a) the date that the Company advises Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (b) the date that Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC advise the Company, in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the Offering (c) the date of termination of the Underwriting Agreement if prior to the closing of the Offering, or (d) December 31, 2023 if the Offering of the Shares has not been completed by such date.

[Signature Page Follows]

4 In the case of LOR, Inc.

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title